UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               TravelNow.com Inc.
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   89490A 10 7
                                   -----------
                                 (CUSIP Number)

                             Jeff Wasson, President
                               TravelNow.com, Inc.
                        318 Park Central East, Suite 418
                           Springfield, Missouri 65806
                          (417) 864-3600 Extension 127
                          ----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF ss.ss.ss.ss.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G),
CHECK THE FOLLOWING BOX. [ ]

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE ss.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Jerry Rutherford ###-##-####

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) X

     (b)

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]


6.   Citizenship or Place of Organization

     United States of America

Number of
Shares                 7.  Sole Voting Power                          1,296,569
Beneficially
Owned by               8.  Shared Voting Power                          - 0 -
Each
Reporting              9.  Sole Dispositive Power                     1,296,569
Person With
                      10.  Shared Dispositive Power                     - 0 -

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,450,304

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

     40.9%

14.  Type of Reporting Person (See Instructions)

     IN

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D


Item 1. Security and Issuer

     This Amendment No. 3 (the "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") originally filed on August 6, 1999, as amended by Amendment No. 1 thereto, dated December 29, 2000, and Amendment No. 2, dated January 3, 2001, (collectively, the "Prior Filings") by Jerry Rutherford ("Mr. Rutherford"), relates to shares of TravelNow.com Inc., a Delaware corporation ("TravelNow"), common stock $0.01 par value (the "Common Stock"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Prior Filings. The principal executive officers of TravelNow are located at 318 Park Central East, Suite 418, Springfield, Missouri 65806.

Item 4. Purpose of Transaction

     The information contained in Item 4 of the Prior Filings is hereby amended and supplemented by adding the following information:

     On January 3, 2001, Mr. Rutherford entered into a Stockholder Agreement with Hotel Reservations Network, Inc. ("HRN"). Pursuant to the terms of the Stockholder Agreement and, subject to certain conditions, Mr. Rutherford agreed to tender his shares of TravelNow Common Stock in connection with the terms of the tender offer for all outstanding TravelNow Common Stock, to be conducted by HRN (the "Offer"), and if an Alternative Transaction (as defined in the Stockholder Agreement) is consummated, to pay HRN 90% of all amounts which are received by Mr. Rutherford for each of his shares in excess of the HRN offer price of $4.16 per share. Mr. Rutherford also agreed under the terms of the Stockholder Agreement to other customary terms to support and make effective the consummation of the Offer.

Item 5.     Interest in Securities of the Issuer

     The information contained in Item 5 of the Prior Filings is hereby amended and supplemented by the following information:

     On December 1, 2000, Mr. Wasson sold 53,333 shares of Common Stock to Mr. Summers; 53,333 shares to Mr. Kuhn; 66,667 shares to Mr. Ehrler; and 30,667 shares to an unaffiliated party. All of these sales were at $0.75 per share.

     On December 1, 2000, Mr. Summers purchased 53,333 shares of Common Stock from Mr. Wasson for $0.75 per share.

     On December 1, 2000, Mr. Kuhn purchased 53,333 shares of Common Stock from Mr. Wasson for $0.75 per share.

     On December 1, 2000, Mr. Ehrler purchased 66,667 shares of Common Stock from Mr. Wasson for $0.75 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information contained in Item 6 of the Prior Filings is hereby amended and supplemented by reference to the information set forth in Item 4 of this Amendment, which is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

     Exhibit 1-- Stockholder Agreement dated January 3, 2001, by and among between Hotel Reservations Network, Inc., Wonsub, Inc. and Jerry Rutherford.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 01-09-01
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Signature By: /s/ Jerry Rutherford
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Jerry Rutherford